Contact

www.linkedin.com/in/katherine-voyten (LinkedIn)

Top Skills

Operations
Consumer Packaged Goods (CPG)
Marketing Programs

Languages

Polish

Honors-Awards

NY Design Award for Marketing-Branded Experience
Numerous Best of Beauty Awards by CEW, Allure, @Cosme, and Maquia
Gold Ogilvy Award
Best Organizational Marketing Capability Builders Award
U.S. Beauty and Grooming Digital Award

Publications

Digital Commerce

Katherine Voyten

CPG and Healthcare Executive | Global Brand Builder | P&L Growth Driver | Strategy & Transformation | Innovation
San Francisco Bay Area

Summary

Business leader with a strong track record of accelerating growth on small brands and stalled businesses. Leads with consumer first mind set to develop innovation and commercial plans that achieve revenue targets. Recognized for consistently realizing significant gross margin and operating income improvements by focusing on performance metrics. Passionate about developing people and building partnerships that deliver business transformations.

Brand Turn Around and Repositioning - Herbal Essences and Hair Food
Turned around two stalled brands to profitable growth. Led the restage of Herbal Essences adding +$100 million of profitable sales, returning the brand to profitable growth (+5pts share for 2 years in a row) through strong commercial plans and product innovation.

Business Model Reinvention - Hertz, Dollar and Thrifty
Directed digital transformation, innovation and omni-channel plan for the Hertz Loyalty program across B2C and B2B. Transformed brand department and aligned the entire organization behind consistent tactics and messaging that simplified content and improved media efficiency by +15%.

Team Development
Led capability training for +50 participants, introducing new marketing and brand building principles designed to create and strengthen new go-to market models. Managed a 250+ employee organization through a new approach to consumer acquisition.

CPG Executive and Brand Builder | P&L Accelerator | Operations | General Management |
Leadership | Brand Management | B2B B2C Partnerships and Sales | Innovation | Consumer Understanding | Marketing | P&L Management | Strategic Planning | General Management | Brand

Building | Digital Marketing | E-Commerce D2C | High Growth | Customer Strategy | Building Relationships | Team Building | SVP Senior Vice President | General Manager | CMO | COO | VP E-commerce

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Experience

Cadence OTC
3 years 10 months

SVP Commercial Operations
April 2024 - Present (1 year 1 month)
San Francisco Bay Area

Member of The Board of Advisors
July 2021 - Present (3 years 10 months)

LifeScan
VP, North America Marketing and E-commerce
August 2021 - April 2024 (2 years 9 months)
United States

Leading managed care, retail, e-commerce and DTC businesses for US, Canada and Mexico.

Constellation Brands
Senior Vice President; Wine and Spirits
August 2020 - April 2021 (9 months)

Responsible for profit and share growth of the +$1.5 Billion Wine & Spirits Portfolio. Owner of brand strategy, positioning, marketing, near term innovation and hospitality for wineries and distilleries, reporting to President and CMO.

Hertz
Vice President Brand Planning, Strategy, Partnerships and Marketing
2018 - 2020 (2 years)
Naples, Florida

Leader of consumer retention plans for Hertz, Dollar, and Thrifty, accountable for +$2 Billion in annual revenue. Directed digital transformation, innovation, and omni-channel strategy for all loyalty programs, marketing strategy and execution for international travelers, and consumer acquisition plans for financial and industry partners. Revamped program to target infrequent travelers. Delivered 5% revenue growth and $50 Million operating profit.

Orchestrated companywide activations across e-commerce, customer service, marketing, CRM, operations, and IT teams that improved consumer retention by +10%.

Procter & Gamble
17 years

Senior Brand Director, Herbal Essences & Hair Food
2016 - 2018 (2 years)
Cincinnati, OH

Selected to lead the relaunch of Herbal Essences (~$650M in annual revenue), returning the brand to profitable growth (+5%, 2 years in a row) after 5-years of double digit decline. Owned the North America Herbal Essences business, including brand vision, innovation, profit, share growth, and retailer plans. Herbal Essences earned the #1 new beauty launch in the US, UK, and Canada in 2017 across mass and prestige retailers.

Brand Director and Service Innovation Leader, SK-II
2015 - 2016 (1 year)
Singapore

Responsible for designing and launching the brand's innovation plan, new visual identity and 2016 global marketing campaign which delivered over $200 million in sales and exceeded company profit targets.

VP Marketing, SK-II and The Art of Shaving
2013 - 2015 (2 years)
New York, NY

Led the SK-II and The Art of Shaving (wholesale) expansion in the U.S.; managed all facets of the business, including business model, strategy, marketing, sales and retailer plan development.

VP Marketing, Gucci and Escada Fine Fragrances
2011 - 2013 (2 years)
New York, NY

Oversaw the North America Gucci and Escada Fine Fragrance portfolios ($120 million+ in annual retail sales). Led the breakthrough launch of Gucci Guilty Pour Homme, the biggest male fragrance launch in Gucci history, with $100 million+ in retail sales.

US Country Manager: Fekkai, SK-II, and DDF
2009 - 2011 (2 years)
New York, NY

Acting VP of Marketing; led the prestige skin and hair care portfolio for the U.S., including P&L, local marketing, retailer plan sell in and optimization. Created new brand architecture driving alignment on focused equity choices, pricing strategy, and three-year innovation plan that delivered profitable growth within 12 months.

Brand Manager Design, CoverGirl
2007 - 2009 (2 years)
Baltimore, MD

U.S. Brand Franchise Leader for Face, Eyes, and Lips portfolio; built a new team that consistently met business targets and closed plan gaps. Received 2008 Best Marketing Capability Builders Award.

Assistant Brand Manager, CoverGirl
2004 - 2007 (3 years)
Baltimore, MD

Accountable for a +$700 million brand and a $200 million+ marketing budget; managed creative development, media strategy and execution, and PR agencies. Launched CoverGirl LashBlast, the #1 mascara introduction in brand history. Awards included: "Best of Beauty" by CEW and Allure, and the 2009 Gold Ogilvy Award.

Senior Purchasing Manager, Pringles
2001 - 2004 (3 years)
Cincinnati, OH

Buyer for raw materials, packaging, and contract manufacturing; managed an annual spend pool of $75 million+. Product supply organization member; worked with plant manufacturing on driving value creation through strategic sourcing interventions in global spend pools.

Education

Carnegie Mellon University
Bachelor of Science (B.S.), Policy & Management, Minor in English

Carnegie Mellon University - Heinz College of Information Systems and Public Policy
M.S., Policy and Management, Minor in Business Administration

Fashion Institute of Technology
M.P.S., Cosmetic and Fragrance Marketing and Management